



02007305

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

S0
3/5/02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-26656

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brooks-Campbell & Co., Inc.

Bidwell & Company

Official Use Only
FIRM ID. NO.

RECEIVED FEB 28 2002 352

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

330 SW Sixth Avenue
(No. and Street)

Portland	**OR**	**97204**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Bussing — **503-790-9000**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

1300 SW Fifth Avenue	**Portland**	**OR**	**97201**
(ADDRESS) Number and Street	City	State	Zip Code

PROCESSED
MAR 15 2002
THOMSON FINANCIAL P

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, Julie A. Bussing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Bidwell & Company as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name Julie A. Bussing
Title Executive Vice President

Notary Public

OFFICIAL SEAL
GERRIE E GARDNER
NOTARY PUBLIC-OREGON
COMMISSION NO. 346061
MY COMMISSION EXPIRES JUNE 13, 2005

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Bidwell & Company
Table of Contents



PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201-5638
Telephone (971) 544-4000
Facsimile (971) 544-4100

Report of Independent Accountants

To the Shareholder of
Bidwell & Company:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Bidwell & Company (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. The financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 25, 2002

Bidwell & Company
Statement of Financial Condition
December 31, 2001

Assets	
Cash	$ 50,403
Deposits with clearing organizations and depositories	609,513
Receivable from brokers, dealers and clearing organizations	326,483
Receivable from customers	188,840,564
Securities borrowed	2,158,600
Securities owned, at market value	489,757
Fixed assets, net of accumulated depreciation	1,120,080
Other assets	803,490
Total assets	$ 194,398,890
Liabilities and shareholder's equity	
Liabilities:	
Drafts payable	$ 2,006,864
Payable to brokers, dealers and clearing organizations	13,084,435
Payable to customers	125,998,564
Payable to non-customers	12,655,168
Securities loaned	3,178,282
Accrued dividends payable	581,274
Accounts payable and accrued expenses	2,356,482
Total liabilities	159,861,069
Commitments and contingencies (Note 5)	
Shareholder's equity:	
Common shares - no par value; 500 shares authorized, 440 shares issued and outstanding	74,900
Retained earnings	34,462,921
Total shareholder's equity	34,537,821
Total liabilities and shareholder's equity	$ 194,398,890

The accompanying notes are an integral part of the financial statement.

1. Organization and Summary of Significant Accounting Policies

Bidwell & Company (the "Company") is an Oregon corporation registered as a broker-dealer with the Securities Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides discount brokerage services in securities on both an agency and principal basis to its customers. The Company is subject to the reserve requirements under SEC Rule 15c3-3, since it handles and carries customer securities and cash.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Securities transactions

Proprietary securities transactions are recorded on a trade date basis. Customers' and non-customers' securities transactions are reported on a settlement date basis. Customer securities transacted on a margin basis are collaterized by cash or securities. The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when appropriate. Non-customer securities transactions represent transactions executed for principals of the Company.

Securities borrowed and securities loaned

Securities borrowed and securities loaned for cash collateral are included in the Statement of Financial Condition at the amount of the cash advanced in connection with the transaction. Securities borrowed transactions require the Company to deposit cash with the lender, while in a securities loaned transaction, the Company receives cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Securities valuation

Securities owned are recorded at market value which is generally based on quoted market prices.

Fair value of financial instruments

The Company's financial instruments (including securities owned, securities borrowed and loaned, and certain other receivables and payables) are reported in the Statement of Financial Condition at fair value, or at carrying amounts that approximate fair values since they are short-term or replaceable on demand.

Fixed assets

Fixed assets represents equipment (which includes computer hardware, software, and other equipment) and furniture which are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives (five years) of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

Use of estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Recently issued accounting pronouncements

In September 2000, the Financial Accounting Standards Board ("FASB") issued the Statement of Financial Accounting Standards No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities* ("SFAS 140"), which replaces FASB Statement No. 125. SFAS 140 provides for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Other provisions of SFAS 140 were effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. Adoption of that portion of the standard at April 1, 2001 did not have a material impact on the Company's Statement of Financial Condition. See Footnote 5 for further disclosures pertaining to the implementation of SFAS 140.

2. Receivable From and Payable To Brokers, Dealers and Clearing Organizations

The components of receivable from and payable to brokers, dealers and clearing organizations at December 31, 2001 are as follows:

	Receivable	Payable
Fails to deliver/receive	$ 137,226	$ 142,842
Omnibus accounts	-	12,371,838
Clearing organizations	-	567,908
Other	189,257	1,847
	$ 326,483	$ 13,084,435

Omnibus accounts are collateralized by customer-owned securities with a market value of approximately $17,318,000.

3. Securities Owned

Securities owned consists of the following at December 31, 2001:

Equities	$ 436,087
Corporate debt	53,670
	$ 489,757

4. Fixed Assets

Fixed assets consists of the following at December 31, 2001:

Equipment	$ 1,826,996
Furniture	218,064
	2,045,060
Accumulated depreciation	(924,980)
Fixed assets, net	$ 1,120,080

5. Commitments and Contingencies

At December 31, 2001, the approximate market values of collateral received that can be sold or repledged by the Company were:

Sources of Collateral	Market Value
Customer securities available under rehypothication agreements	$257,490,776
Securities received in securities borrowed	2,034,452

At December 31, 2001 the approximate market values of the portion of collateral received that were sold or repledged by the Company were:

Uses of Collateral	Market Value
Securities loaned out in securities loaned	$ 3,178,282
Collateral pledged to omnibus accounts	17,318,372
Collateral deposited at clearing organizations	6,129,580

The Company has an agreement with a related party for the lease of its principal office facilities. The terms of the lease provide for monthly payments on a month-to-month basis. The Company is also obligated under other leases which expire on various dates through February 2003.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by this rule, which requires the maintenance of minimum net capital, as defined, of the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2001, the Company had net capital of $33,091,610, which was $29,829,188 in excess of its required net capital of $3,262,422. The Company's percentage of net capital to aggregate debits was 20.29%.

7. Computation for Determination of Reserve Requirements

Under SEC Rule 15c3-3, the Company must segregate cash in a special bank account designated for the exclusive benefit of customers. The amount to be segregated is computed weekly and deposited in the special account by the second business day following the date of computation. The computation as of December 31, 2001 indicated that the Company was not required to have a deposit at that date.

8. Off-Balance-Sheet Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, which is collateralized by cash and securities in the customers' accounts. The Company also executes and clears customer transactions involving the sale of securities not yet purchased (short sales) and the writing of option contracts. The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company records customer securities transactions on a settlement date basis. The Company is exposed to the risk of loss on unsettled transactions in the event customers or other counterparties are unable to fulfill their contractual obligations.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of its collateralized financing source. In the event the counterparty is unable to meet its contracted obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by establishing credit limits for such activities and monitoring compliance on a daily basis.

The Company borrows securities in order to effect delivery as a result of short sale transactions entered into by its customers. A securities borrowing transaction requires the Company to pledge cash to the lender in exchange for the securities borrowed. The Company's policy is to monitor the market value of securities borrowed on a daily basis and adjust the collateral as appropriate.

9. Profit-Sharing Plan

The Company has a contributory profit-sharing retirement plan covering all employees at least 18 years of age who have completed one hour of service. Company contributions to the plan are made at the discretion of the Board of Directors. The plan provides for discretionary contributions by the Company, as determined by management. Employees vest in the Company's discretionary contributions equally over a period of two years.

Supplementary Information

Bidwell & Company
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2001

Schedule I

Net capital	
Total shareholder's equity from Statement of Financial Condition	$ 34,537,821
Deductions and/or charges:	
Nonallowable assets:	
Fixed assets	1,120,080
Other assets	226,849
Other deductions	32,796
Total deductions and/or charges	1,379,725
Net capital before haircuts on securities positions	33,158,096
Haircuts on securities positions:	
Equities	65,413
Corporate obligations	1,073
Total haircuts on securities positions	66,486
Net capital	$ 33,091,610
Computation of alternate net capital requirement	
Minimum net capital requirement under alternate net capital requirement (greater of $250,000 or 2% of combined aggregate debit items)	$ 3,262,422
Excess net capital	$ 29,829,188
Percentage of net capital to aggregate debit items	20.29%

There are no differences between the above computation of Net Capital under Rule 15c3-1 and that filed with the Company's unaudited December 31, 2001 Focus Report, as amended.

PRICEWATERHOUSECOOPERS

Bidwell & Company

Statement of Financial Condition
December 31, 2001